EXHIBIT 99.1

Commission File Number 001-31914

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2021

LETTER TO SHAREHOLDERS

The year 2021 marked a starting point for China to build a new development landscape. Being committed to the new development concept at a new development stage, the Company fully implemented the national strategy and deployment, and made its contributions to the new development landscape. With stability as the top priority, we worked hard and overcame many difficulties to push forward the high-quality development of the Company, achieving steady progress and setting up a good start for the 14th Five-Year Plan period.

During the Reporting Period, the Company’s gross written premiums amounted to RMB618,327 million, and the embedded value reached RMB1,203,008 million, maintaining the leading position in the industry in both business scale and value. Our total assets were RMB4,891,085 million, increasing by 15.0% from the end of 2020. Net profit attributable to equity holders of the Company was RMB50,921 million, an increase of 1.3% year on year. As at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio were 253.70% and 262.41%, respectively, which remained at a high level. The Board has proposed to distribute an annual cash dividend of RMB0.65 per share (inclusive of tax), and such proposal will be submitted to the 2021 Annual General Meeting for review and discussion.

Looking back at 2021, the domestic economy was facing several challenges, such as a complicated and severe international environment and sporadic outbreaks of the pandemic, and development of the insurance industry saw great pressure with the release of demands for insurance consumption slowing down, and the industry still in the throes of transformation and upgrade. China Life, being people-centered, actively responded to major challenges by focusing on its principal businesses, made arduous efforts in coordinating pandemic prevention and control as well as operation management, and achieved prominent progress in a variety of fields, such as serving the overall national development, business performance, transformation and innovation and risk control, etc., which further enhanced the Company’s comprehensive strengths. In the evaluation of operations of insurance companies by the Insurance Association of China, the Company was awarded Grade A for six consecutive years. In 2021, the Company ranked 49th and 8th in the Forbes Global 2000 and the Fortune China 500, respectively, and received many honors, such as “Best Listed Company and Listed Company with the Best Investment Value for the 14th Five-Year Plan Period” from the 11th China Securities 2021 “Golden Bauhinia” Awards and “Most Respected Enterprise in Asia (insurance industry)” from the Institutional Investor.

We proactively leveraged advantages of our principal businesses to serve the overall national development. We firmly took the responsibility of serving the overall interests of national development, and acted as a main force in implementing the national strategies of Healthy China program and proactively responding to population aging. We actively participated in the construction of a multi-level social security system. The supplementary major medical expenses insurance programs covered over 350 million people, the long-term care insurance programs covered 23 million people, the city-customized commercial medical insurance programs covered over 10 million people, and the pilot programs for the exclusive commercial pension insurance were carried out in an orderly manner. By sticking to the role of the financial industry in serving the real economy, the Company focused on major national strategies and continuously improved the quality and efficiency of its services. Our investments in the real economy in aggregate have exceeded RMB2.7 trillion, with new investments during the Reporting Period amounting to nearly RMB770 billion. Investments in serving the national strategy for regional developments have exceeded RMB1.4 trillion in total. Our green investments have accumulatively exceeded RMB300 billion, aiming at facilitating the green development strategy of “peak carbon emissions and carbon neutrality”. With the establishment of a green investment standard system, China Life Asset Management Company Limited (“AMC”), the Company’s non-wholly owned subsidiary, has launched the first ESG bond index and ESG equity index in the domestic insurance asset management industry. We fully advanced rural revitalization strategy, optimizing the rural revitalization-related insurance product supply and consistently supporting the development of key regions in need of assistance in China.

We demonstrated strong resilience and consistently maintained industry leadership in both business scale and value. In 2021, the insurance industry developed under multiple challenges. Prioritizing business value creation, the Company’s gross written premiums reached a new high after exceeding RMB600 billion in 2020, and the embedded value increased by 12.2% after exceeding RMB1 trillion, both maintaining its leading position in the industry. Due to the overall transformation of the industry, the value of one year’s sales of the Company decreased from the high base to RMB44,780 million, and the decline was within a reasonable range, which was a hard-won result. The Company consistently optimized the investment fund allocation towards major assets categories and the assets and liabilities were well coordinated. During the Reporting Period, the Company achieved a gross investment income of RMB214,057 million, an increase of 7.8% year on year, and realized a gross investment yield of 4.98%.

We focused on enhancing the growth drivers through continuously deepening reforms and innovation. We maintained strategic consistency and implemented the “Dingxin Project” in greater depth, laying a solid foundation for the steady development of the Company at a new stage. As the sales deployment of “Yi Ti Duo Yuan” was further deepened, we actively explored on the sales system reform and firmly promoted the transformation of the largest sales force in the industry to become more professional and specialized. The number of our high-performance agents was stable, and the foundation of our sales force remained solid. The market-oriented incentive, assessment and restraint mechanism was further promoted, and the Company’s investment center witnessed prominent results in its market-oriented reforms. Being customer-centric, we proceeded with the reform in insurance product supply to improve the multi-dimensional and multi-level product system. We strengthened service innovation and centralized operations, and continuously improved our customer experience with “convenient, quality and caring” services, with the proportion of highly satisfied customers remained at a high level. The Company constantly implemented the strategy of “Inclusive Healthcare” and “Integrated Aged-care” to expand new development space for long-term deployment.

We enhanced technology-driven development and the digital transformation was further advanced. In the digital era, we constantly strengthened the driving and supporting role of technology innovation, accelerated the digital transformation under the principle of “Collective Wisdom, Agility, and Iteration”, enhanced the technology-empowered value creation and proceeded with creating a digital insurance ecosystem to facilitate the construction of Digital China Life. We comprehensively upgraded the technological architecture, reinforced the integration of technology and business operations, and pushed forward the whole process of operation and management to be more digitalized and intelligent. Our technological adaptability was greatly improved with technology empowerment becoming increasingly prominent. Our capacity of data governance and security management was also firmly enhanced.

We coordinated development and security and consistently strengthened our risk management and control. We upheld a systematic concept to strengthen asset-liability management, adhered to robust and prudent operations and firmly held on to the bottom line of no systematic financial risks. By strictly implementing the regulatory requirements, optimizing the enterprise-wide risk management system and improving the risk management mechanism, we consistently strengthened our risk control measures and risk management capability. In the integrated risk rating for insurance industry conducted by China Banking and Insurance Regulatory Commission (the “CBIRC”), the Company has received the rating of Class A for 15 consecutive quarters.

As a company listed in three listing venues, China Life committed to the best practices of corporate governance, and a sound and effective corporate governance structure has played an important role in promoting the steady operation and development of the Company. During the Reporting Period, we successfully completed the election of and formed the seventh session of the Board of Directors and the Board of Supervisors, further improving the governance structure and effectiveness. China Life will continue to push forward the construction of a corporate governance system well aligned with the characteristics of Chinese state-owned financial enterprises and put into more efforts to promote the high-quality development of the Company.

2022 is an important year for fully building a modern socialist country and marching towards the second Centenary Goal. At present, China’s economic development faces triple pressures of shrinking demands, supply disruption, and weakened expectations of growth, which are also seen in the life insurance industry to some extent. Despite complicated situations, we firmly believe that the long-term positive fundamentals of China’s life insurance industry remain unchanged. From the perspective of macro environment, China’s economy will maintain the sound development momentum in the long-term, and the overall social situation will remain stable. As the financial reform and opening up is accelerated in all aspects, high-quality development has become the key for the life insurance industry to achieve new progresses. With the in-depth development of the insurance supply, China will remain as one of the largest incremental markets of life insurance around the world. From the perspective of public demands, as awareness of insurance increases and consumption demands are upgraded, the demands for risk management, wealth management and health management will continue to expand, and the life insurance industry will open up a broader development space. The life insurance industry is still at an important stage full of strategic opportunities, and the long-term development situation remains promising.

“To see a thousand miles afar, we should ascend a higher mountain”. China Life and its predecessor are the participants, who witnessed and promoted the commencement, development and progress of China’s insurance industry, and grow together with the industry. Standing at a new starting point, we will strengthen our judgement on the current situation and future trend, and properly analyze challenges and opportunities. With the focus on serving the national development and the goal of “Protecting People’s Good Life”, we will seize strategic development opportunities and carry out various tasks in a down-to-earth manner. By sticking to the original role of insurance, we will consistently deepen the supply-side reforms and improve our capacity of insurance service supply with steady progress. Besides, we will lead the high-quality development of the industry with our own high-quality development, aiming to building a world-class life insurance company and rewarding the shareholders and people from all walks of life with satisfactory operating performances.

FINANCIAL SUMMARY

I.	Major Financial Data and Indicators for the Past Five Years[1]

RMB million

Major Financial Data	Under International Financial Reporting Standards (IFRS)
	2021	2020	Change	2019	2018	2017

For the year ended
Total revenues	824,930	805,049	2.5%	729,499	627,472	643,379
Net premiums earned	611,251	604,666	1.1%	560,278	532,023	506,910
Benefits, claims and expenses	784,763	758,239	3.5%	677,722	621,310	608,855
Insurance benefits and claims expenses	618,754	580,801	6.5%	509,467	479,219	466,043
Profit before income tax	50,495	54,476	-7.3%	59,788	13,907	41,667
Net profit attributable to equity holders of the Company	50,921	50,257	1.3%	58,281	11,382	32,249
Net profit attributable to ordinary share holders of the Company	50,921	50,056	1.7%	57,887	10,998	31,869
Net cash inflow/(outflow) from operating activities	286,448	304,019	-5.8%	286,028	147,551	200,990
As at 31 December
Total assets	4,891,085	4,252,466	15.0%	3,726,791	3,254,460	2,897,656
Investment assets[2]	4,716,401	4,095,491	15.2%	3,573,199	3,104,065	2,753,176
Total liabilities	4,404,427	3,795,529	16.0%	3,317,432	2,931,146	2,572,308
Total equity holders’ equity	478,585	450,056	6.3%	403,779	318,393	320,967
Per share (RMB)
Earnings per share (basic and diluted)[3]	1.80	1.77	1.7%	2.05	0.39	1.13
Equity holders’ equity per share[3]	16.93	15.92	6.3%	14.29	11.26	11.36
Ordinary share holders’ equity per share[3]	16.93	15.92	6.3%	14.01	10.99	11.08
Net cash inflow/(outflow) from operating activities per share[3]	10.13	10.76	-5.8%	10.12	5.22	7.11
Major financial ratios
Weighted average ROE (%)	10.97	11.83	decrease of 0.86 percentage point	16.47	3.54	10.49
Gearing ratio4 (%)	90.05	89.25	increase of 0.80 percentage point	89.02	90.07	88.77
Gross investment yield5 (%)	4.98	5.30	decrease of 0.32 percentage point	5.24	3.29	5.16

Notes:

1.	The financial data of previous years for this report have been restated due to a business combination under common control this year.

2.

Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Derivative financial assets + Securities purchased under agreements to resell + Loans + Statutory deposits-restricted + Investment properties + Investments in associates and joint ventures

3.

In calculating the percentage change of the “Earnings per share (basic and diluted)”, “Equity holders’ equity per share”, “Ordinary share holders’ equity per share” and “Net cash inflow/(outflow) from operating activities per share”, the tail differences of the basic figures have been taken into account.

4.	Gearing ratio = Total liabilities/Total assets

5.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

II.	Major Items of the Consolidated Financial Statements and the Reasons for Change

RMB million

Major Items of the Consolidated Statement of Financial Position	As at 31 December 2021	As at 31 December 2020	Change	Main Reasons for Change

Term deposits	529,488	545,678	-3.0%	–

Held-to-maturity securities	1,533,753	1,189,369	29.0%	An increase in the allocation of government bonds

Available-for-sale securities	1,429,287	1,215,603	17.6%	An increase in the allocation of bonds in available-for-sale securities

Securities at fair value through profit or loss	206,771	161,570	28.0%	An increase in the allocation of debt-type assets in securities at fair value through profit or loss

Securities purchased under agreements to resell	12,915	7,947	62.5%	The needs for liquidity management

Cash and cash equivalents	60,440	56,655	6.7%	The needs for liquidity management

Investments in associates and joint ventures	257,953	239,584	7.7%	New investments in associates and joint ventures and an increase in the equity of associates and joint ventures

Insurance contracts	3,419,899	2,973,225	15.0%	The accumulation of insurance liabilities from new policies and renewals

Investment contracts	313,594	288,212	8.8%	An increase in the scale of universal insurance accounts

Major Items of the Consolidated Statement of Financial Position	As at 31 December 2021	As at 31 December 2020	Change	Main Reasons for Change

Securities sold under agreements to repurchase	239,446	122,249	95.9%	The needs for liquidity management

Annuity and other insurance	56,818	55,031	3.2%	An increase in maturities payable

balances payable

Interest-bearing loans and other borrowingsNote	18,686	19,556	-4.4%	The fluctuation of exchange rate

Deferred tax liabilities	7,481	15,286	-51.1%	The change in fair value of financial assets

Equity holders’ equity	478,585	450,056	6.3%	Due to the combined impact of total comprehensive income and profit distribution during the Reporting Period

Note:

Interest-bearing loans and other borrowings include a three-year bank loan of EUR330 million with a maturity date on 8 September 2023, a five-year bank loan of GBP275 million with a maturity date on 25 June 2024, a five-year bank loan of USD860 million with a maturity date on 16 September 2024, and a six-month bank loan of EUR127 million with a maturity date on 13 January 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement, and a six-month bank loan of EUR78 million with a maturity date on 5 January 2022, which is automatically renewed upon maturity pursuant to the terms of the agreement. All the above are fixed rate bank loans. Interest-bearing loans and other borrowings also include a five-year bank loan of USD970 million with a maturity date on 27 September 2024, and an eighteen-month bank loan of EUR110 million with a maturity date on 9 March 2022, both of which are floating rate loans.

For the year ended 31 December				RMB million
Major Items of the Consolidated Statement of Comprehensive Income	2021	2020	Change	Main Reasons for Change

Net premiums earned	611,251	604,666	1.1%	–

Life insurance business	480,214	479,600	0.1%	–

Health insurance business	114,549	109,091	5.0%	Great efforts made by the Company in the development of health insurance business

Accident insurance business	16,488	15,975	3.2%	–

Investment income	178,387	154,497	15.5%	An increase in interest income from debt-type investments

Net realised gains on financial assets	20,344	14,583	39.5%	An increase in spread income of stocks in available-for-sale securities

Net fair value gains through profit or loss	4,943	21,900	-77.4%	Due to the market value fluctuation of securities at fair value through profit or loss and investment operations

Net gains on investments of associates and joint ventures	10,328	7,666	34.7%	An increase in the profits of certain associates

Other income	10,005	9,403	6.4%	An increase in the income of management service fees by subsidiaries

Insurance benefits and claims expenses	618,754	580,801	6.5%	An increase in the change of insurance contract liabilities

Major Items of the Consolidated Statement of Comprehensive Income	2021	2020	Change	Main Reasons for Change

Investment contract benefits	10,628	9,846	7.9%	An increase in the scale of universal insurance accounts

Policyholder dividends resulting from participation in profits	26,511	28,279	-6.3%	A decrease in investment income from the participating accounts

Underwriting and policy acquisition costs	65,744	84,361	-22.1%	A decrease in regular premiums of new policies

Finance costs	5,598	3,747	49.4%	An increase in interest paid for securities sold under agreements to repurchase

Administrative expenses	40,808	37,706	8.2%	Due to the expiration of policies on temporary expenses deduction

Income tax	(1,917)	3,103	N/A	Due to the combined impact of income tax payable and deferred income tax

Net profit attributable to equity holders of the Company	50,921	50,257	1.3%	Due to the stable and sound business operations of the Company, satisfactory results in investment, and updated discount rate assumptions for reserves of traditional insurance contracts based on market information as at the date of the statement of financial position

MANAGEMENT DISCUSSION AND ANALYSIS

I.	Review of Business Operations in 2021

In 2021, the worldwide COVID-19 pandemic continued to evolve, and the domestic economy was facing triple pressures of shrinking demands, supply disruption, and weakened expectations of growth amid a complicated and challenging international environment. Under the unprecedented pressures, such as the decelerated release of insurance demands and decline of sales force, the growth of life insurance industry further slowed down in terms of premiums. In addition, the insurance industry regulator continued to promote the return to its original role by the insurance sector, further improved system building, and bolstered regulations in the areas of insurance product management, sales channel development, market behaviors, operations and services as well as corporate governance, with an aim at the high-quality development of the industry.

During the Reporting Period, the Company adhered to the strategic core of “Three Major Transformations, Dual Centers and Dual Focuses, Asset-liability Interaction,” and upheld the operational guideline of “prioritizing business value, strengthening sales force, achieving stable growth, upgrading technology, optimizing customer services and guarding against risks.” By concentrating efforts and overcoming difficulties with strong resilience, the Company steadfastly promoted its high-quality development while proceeding with routine pandemic prevention and control, and achieved stable and sound business operations as a whole, with its market leading position further solidified. The quality and efficiency of its operations and services were significantly improved, digital transformation was sped up, and its comprehensive strengths were greatly enhanced.

The Company pushed forward the “Dingxin Project” in greater depth and made breakthroughs in several aspects. The optimization of business modes achieved remarkable results. As the customer-centric sales deployment of “Yi Ti Duo Yuan” was further deepened, the individual agent business sector consistently prioritized business value and made great efforts in improving the quality of its sales force. The diversified business sector further optimized its business modes, which saw improved capability of business value creation. The achievements of market-oriented reforms were continuously consolidated. The market-oriented investment management system was further advanced, the classification management system of branches was continuously improved, and intensified efforts were made in promoting the assessment, incentive and restraint mechanisms for managers in key cities with optimized human resource management. The efficiency of technology empowerment continued to improve. The management system based on tech products was comprehensively implemented to facilitate the integration of technology and business operations, and digital transformation was pushed forward continuously. China Life “Internet of Things” fully covered all business units and sales outlets across China, and technology empowerment demonstrated significant effectiveness. The upgrading of operation model achieved remarkable results. Key breakthroughs were made for the operation model of “multiple accesses at the front-end, intelligent centralization at the headquarters and comprehensive sharing for operations”, and the service efficiency and experience, operation control foundation and operational risk control capability were significantly enhanced.

Key Performance Indicators of 2021

RMB million

	2021	2020

Gross written premiums	618,327	612,265
Premiums from new policies	175,864	193,939
Including: First-year regular premiums	98,410	115,421
First-year regular premiums with a payment duration of ten years or longer	41,682	56,398
Renewal premiums	442,463	418,326
Gross investment income	214,057	198,596
Net profit attributable to equity holders of the Company	50,921	50,257
Value of one year’s sales	44,780	58,373
Including: Individual agent business sector	42,945	57,669
Policy Persistency Rate (14 months)[1] (%)	80.50	85.70
Policy Persistency Rate (26 months)[1] (%)	81.10	82.40
Surrender Rate[2] (%)	1.20	1.09
	As at 31 December 2021	As at 31 December 2020

Embedded value	1,203,008	1,072,140
Number of long-term in-force policies (hundred million)	3.23	3.17

Notes:

1.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

During the Reporting Period, while the life insurance industry was under pressure and the growth of premiums continued to slow down, the Company prioritized business value and pushed forward transformation and upgrade, and maintained the industry leadership position in both business scale and value. In 2021, the Company’s gross written premiums amounted to RMB618,327 million, an increase of 1.0% year on year, and renewal premiums reached RMB442,463 million, an increase of 5.8% year on year. As at the end of the Reporting Period, the embedded value of the Company reached RMB1,203,008 million, an increase of 12.2% from the end of 2020. Due to the impact of the pandemic and the slowdown in the release of demands for insurance consumption, premiums from new policies were RMB175,864 million, a decrease of 9.3% year on year. The first-year regular premiums were RMB98,410 million, a decrease of 14.7% year on year; in particular, first-year regular premiums with a payment duration of ten years or longer were RMB41,682 million, a decrease of 26.1% year on year. In 2021, the value of one year’s sales of the Company was RMB44,780 million, a decrease of 23.3% year on year. The number of long-term in-force policies was 323 million, an increase of 1.9% from the end of 2020. The surrender rate was 1.20%, an increase of 0.11 percentage point year on year.

During the Reporting Period, in the face of a complex and changing market situation, the Company always maintained its strategic consistency, reinforced asset-liability management, firmly implemented its medium- to long-term strategic plan of asset allocation, and continuously optimized its allocation management by centering on the investment value creation chain. In 2021, the Company flexibly made tactical allocations in response to the market change, taking into account short-term income stability, prevention of key risks, and long-term opportunities. The gross investment income amounted to RMB214,057 million, an increase of 7.8% year on year, and the gross investment yield was 4.98%.

In 2021, the Company maintained stable and sound business operations and achieved satisfactory results in investment. It updated the discount rate assumptions for reserves of traditional insurance contracts based on market information as at the date of the statement of financial position. Taking the above factors into account, net profit attributable to equity holders of the Company was RMB50,921 million, an increase of 1.3% year on year.

II.	Business Analysis

(I)	Figures of Gross Written Premiums

1.	Gross written premiums categorized by business

For the year ended 31 December			RMB million

	2021	2020	Change

Life Insurance Business	481,311	480,593	0.1%
First-year business	86,882	108,205	-19.7%
First-year regular	84,820	106,001	-20.0%
Single	2,062	2,204	-6.4%
Renewal business	394,429	372,388	5.9%
Health Insurance Business	120,609	115,089	4.8%
First-year business	73,120	69,722	4.9%
First-year regular	13,579	9,408	44.3%
Single	59,541	60,314	-1.3%
Renewal business	47,489	45,367	4.7%
Accident Insurance Business	16,407	16,583	-1.1%
First-year business	15,862	16,012	-0.9%
First-year regular	11	12	-8.3%
Single	15,851	16,000	-0.9%
Renewal business	545	571	-4.6%

Total	618,327	612,265	1.0%

  Note: Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB481,311 million, rising by 0.1% year on year, gross written premiums from the health insurance business reached RMB120,609 million, rising by 4.8% year on year, and gross written premiums from accident insurance business were RMB16,407 million, a year-on-year decrease of 1.1%.

2.	Gross written premiums categorized by channel

For the year ended 31 December		RMB million

	2021	2020

Individual Agent Business Sector[1]	509,489	511,044
First-year business of long-term insurance	82,514	99,838
First-year regular	82,254	99,555
Single	260	283
Renewal business	407,973	391,272
Short-term insurance business	19,002	19,934
Bancassurance Channel	49,326	41,240
First-year business of long-term insurance	16,123	15,757
First-year regular	16,110	15,748
Single	13	9
Renewal business	32,792	25,109
Short-term insurance business	411	374
Group Insurance Channel	29,162	28,872
First-year business of long-term insurance	1,846	2,040
First-year regular	44	110
Single	1,802	1,930
Renewal business	1,622	1,862
Short-term insurance business	25,694	24,970
Other Channels[2]	30,350	31,109
First-year business of long-term insurance	28	188
First-year regular	2	8
Single	26	180
Renewal business	76	83
Short-term insurance business	30,246	30,838

Total	618,327	612,265

Notes:

1.	Premiums of individual agent business sector included premiums acquired by the general sales team and the upsales team.

2.	Premiums of other channels mainly included premiums of government-sponsored health insurance business and online sales, etc.

(II)	Insurance Business

1.	Analysis of insurance business

In 2021, facing persistent impacts of the COVID-19 pandemic and a challenging market environment, the industry faced unprecedented pressure for transformation. The Company continued to deepen the customer-centric sales deployment of “Yi Ti Duo Yuan”, focusing on business restructuring and making breakthroughs, and stressing precise allocation of resources on the basis of standardized management. The individual agent business sector consistently prioritized business value and further promoted operation differentiation between sales teams. The diversified business sector achieved progress while maintaining stability and coordinated effectively with the individual agent business sector by concentrating on specialized operations, quality and efficiency enhancement, and transformation and innovation. As at the end of the Reporting Period, the number of total sales force of the Company was approximately 890,000.

Individual Agent Business Sector

The individual agent business sector pursued high-quality development, consistently deepened business restructuring, and achieved steady business development. During the Reporting Period, gross written premiums from the sector were RMB509,489 million, a decrease of 0.3% year on year. Renewal premiums amounted to RMB407,973 million, an increase of 4.3% year on year. First-year regular premiums were RMB82,254 million, a decrease of 17.4% year on year, of which first-year regular premiums with a payment duration of ten years or longer were RMB41,580 million, a decrease of 26.0% year on year. In 2021, the value of one year’s sales of the sector was RMB42,945 million, a decrease of 25.5% year on year, and new business margin of one year’s sales by annual premium equivalent was 42.2%, a decrease of 5.9 percentage points year on year.

Affected by sporadic outbreaks of the pandemic and the challenging market environment, the whole industry had difficulties in agent recruitment and retention, and the size of sales force consequently declined to a certain extent. The Company adhered to the sales force development strategy of improving quality with stabilised quantity, and made great efforts in enhancing its quality. As at the end of the Reporting Period, the number of agents of the sector was 820,000, including 519,000 agents from the general sales team and 301,000 agents from the upsales team. The monthly average productive agents decreased compared with the previous year, however, the number of high-performance agents was stable, and the foundation of sales force remained solid. Although the sector’s development was under pressure, the Company adhered to the strategy of “productive agents-driven business” and made solid stride in business restructuring. The 4.0 version of the regular agent management system was fully promoted and implemented, and transformation of sales team was pushed forward aiming at becoming more specialized and professional.

Diversified Business Sector

Pushing forward “Dingxin Project” deployment in great depth, the diversified business sector concentrated on professional operation as well as quality and efficiency enhancement, and actively developed the bancassurance, group insurance, and health insurance businesses.

Bancassurance Channel    With equal emphasis on business scale and value, the bancassurance channel consistently pushed forward sound and healthy development. During the Reporting Period, gross written premiums from the channel amounted to RMB49,326 million, an increase of 19.6% year on year. First-year regular premiums were RMB16,110 million, an increase of 2.3% year on year; in particular, first-year regular premiums with a payment duration of five years or longer were RMB6,743 million, an increase of 35.3% year on year. Renewal premiums amounted to RMB32,792 million (a year-on-year increase of 30.6%), accounting for 66.48% of gross written premiums from the channel (a year-on-year increase of 5.59 percentage points). The bancassurance channel constantly enhanced the professional service support capability of the sales team, and the quality of which was steadily improved. As at the end of the Reporting Period, the number of the channel’s account managers was 25,000, the quarterly average active managers remained stable, and the productivity per manager increased continuously.

Group Insurance Channel    The group insurance channel insisted on the coordination of business scale and profitability and achieved stable development in all business lines. During the Reporting Period, gross written premiums from the channel were RMB29,162 million, an increase of 1.0% year on year. Short-term insurance premiums from the channel were RMB25,694 million, an increase of 2.9% year on year. As at the end of the Reporting Period, the number of group insurance sales representatives was 45,000, among which the high-performance personnel increased by 13.0% from the end of 2020.

Other Channels    In 2021, gross written premiums from other channels were RMB30,350 million, a decrease of 2.4% year on year. The Company proactively participated in a variety of government-sponsored health insurance businesses. As at the end of the Reporting Period, the Company carried out over 200 supplementary major medical expenses insurance programs, covering 350 million people. It also undertook over 400 health care entrusted programs, providing services to more than 100 million people; 61 long-term care insurance programs in 17 provinces and cities, covering 23 million people; and 170 supplementary medical insurance programs in 22 provinces and cities, covering 91 million people. The Company also participated in the construction of a multi-level social security system and implemented 54 city-customized commercial medical insurance projects in 15 provinces and cities, covering more than 10 million people.

In addition, the Company greatly developed the online insurance business and provided customers with high-quality service experience through online-to-offline sales and online direct sales. In full compliance with the regulatory requirements of the CBIRC with respect to the online insurance business, the Company optimized its online organization and business system, featuring centralized operation and unified management, and offered a variety of products for different scenarios and customers. During the Reporting Period, the Company’s online insurance business grew rapidly, which was mostly achieved through online-to-offline integration with sales channels of individual agents, bancassurance and group insurance. Total premiums1 under the CBIRC caliber were RMB34,969 million, reaching a record high once again. In the future, the Company will further strengthen the online-to-offline integration of its online insurance business, actively explore on the dedicated online life insurance business, and provide customers with more convenient online insurance services.

Integrated Financial Sector

Being customer-centric, the Company fully leveraged the resource advantages of the fellow members of China Life Insurance (Group) Company and actively engaged in the construction of a “Life Insurance plus” integrated financial ecosystem, turning the integrated financial advantages into a driving force for the high-quality development of the Company. In 2021, due to the impact of the comprehensive reform on auto insurance and the slower growth of this sector, premiums from China Life Property and Casualty Insurance Company Limited (“CLP&C”) cross-sold by the Company were RMB21,107 million, with the number of insurance policies increased by 18.0% year on year. Additional first-year receipts of enterprise annuity funds and pension security products of China Life Pension Company Limited cross-sold by the Company were RMB28,197 million. The Company entrusted China Guangfa Bank Co. Ltd. (“CGB”) to sell its bancassurance products, with the first-year regular premiums recording a relatively stable growth. The number of new debit cards and credit cards jointly issued by the Company and CGB reached 1,224,000. Meanwhile, in order to satisfy the diverse needs of its customers, the Company worked with CGB and CLP&C to carry out various operation activities to provide customers with a series of quality financial and insurance service solutions.

[1]	Including premiums from online insurance business acquired by different sales channels of the Company.

By integrating online and offline as well as internal and external healthcare resources, the Company improved its health management and service capabilities and actively participated in the Healthy China program. China Life Inclusive Healthcare Service Platform continued to diversify its services while upgrading its system functions. As at the end of the Reporting Period, more than a hundred types of services were available on the platform, and the size of the accumulated registered users of the platform led the industry with an increase of over 35% from the end of 2020. The Company continued to formulate the China Life aged care system and deployed towards high-quality resources in the aged care industry such as rehabilitation, medical care, hospital, health care big data, and health industrial parks through the China Life Integrated Aged Care Fund. In 2021, the China Life Integrated Aged Care Fund reserved a batch of pension and retirement projects that could meet the diversified and multi-level demands of customers in strategic regions such as Beijing-Tianjin-Hebei, the Yangtze River Economic Belt, and the Guangdong-Hong Kong-Macao Greater Bay Area.

2.	Analysis of insurance products

Adhering to the customer-centric product development concept and the original role of insurance, the Company fully implemented major national strategies including “Healthy China” program, proactively responding to population aging and rural revitalization, accelerated insurance product innovation and advanced the supply-side reform of insurance products to create a diversified product system.

By closely integrating the Healthy China program with its own business development, the Company consistently optimized and upgraded its health insurance products and strengthened the innovative research and development of illness insurance products and medical insurance products, etc., in terms of the insured customer group, scope of cover, and protection functions, so as to offer diversified health protections. The Company actively served the national strategy of responding to population aging and deepened its research in insurance coverage and benefits. By leveraging the advantages of the long-term risk protection of insurance products and the long-term application of insurance fund, the Company launched the exclusive commercial pension insurance and special annuity insurance products for the elderly customers. It also developed exclusive insurance products to facilitate rural revitalization strategy, proactively playing its role in protecting people’s well-being.

In 2021, the Company newly developed and upgraded a total of 160 products, including 12 life insurance products, 138 health insurance products, two accident insurance products, and eight annuity insurance products. Out of these products, 144 were protection-oriented insurance products, and 16 were long-term savings insurance products.

(1)	Top five insurance products in terms of gross written premiums

For the year ended 31 December	RMB million

Insurance product	Gross written premiums	Standard premiums from new policies[1]	Major sales channel	Surrender payment

China Life Xin Xiang Zhi Zun Annuity Insurance (Celebration Version) （國壽鑫享至尊年金保險 （慶典版））	40,851	75	Mainly through the channel of exclusive individual agents	834

China Life Xin Yao Dong Fang Annuity Insurance ( 國壽鑫耀東方年金保險)	39,573	11,908	Mainly through the channel of exclusive individual agents	293

China Life Xin Xiang Jin Sheng Annuity Insurance (Type A) ( 國壽鑫享金生年金保險 （A 款）)[2]	34,094	–	Mainly through the channel of exclusive individual agents	586

China Life Critical Illness Group Health Insurance for Rural and Urban Citizens (Type A) ( 國壽城鄉居民大病團體醫療保險（A 型）)	25,112	25,112	Through other channels	–

China Life Xin Fu Ying Jia Annuity Insurance ( 國壽鑫福贏家年金保險)[2]	23,114	–	Mainly through the channel of exclusive individual agents	1,231

Notes:

1.

Standard premiums were calculated in accordance with the calculation methods set forth in the “Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry” (Bao Jian Fa [2004] No. 102) and the “Supplementary Notice of the ‘Notice on Establishing the Industry Standard of Standard Premiums in the Life Insurance Industry’” (Bao Jian Fa [2005] No. 25) of the former China Insurance Regulatory Commission.

2.

China Life Xin Xiang Jin Sheng Annuity Insurance (Type A) and China Life Xin Fu Ying Jia Annuity Insurance have been replaced by their upgraded products and are no longer on sale, and premiums from insurance business were recorded as renewal premiums.

(2)	Top three insurance products in terms of net increase in investment contracts

For the year ended 31 December	RMB million

Insurance product	Net increase in investment contracts	Major sales channel	Surrender payment

China Life Xin Account Endowment Insurance (universal insurance) (exclusive version) (國壽鑫賬戶兩全保險（萬能型）（尊享版）)	12,580	Mainly through the channel of exclusive individual agents	156

China Life Xin Account Endowment Insurance (universal insurance) (diamond version) (國壽鑫賬戶兩全保險（萬能型）（鑽石版）)	7,858	Mainly through the channel of exclusive individual agents	419

China Life Xin Zun Bao Whole Life Insurance (universal insurance) (celebration version) (國壽鑫尊寶終身壽險（萬能型）（慶典版）)	3,718	Mainly through the channel of exclusive individual agents	20

3.	Insurance contracts

	RMB million
	As at 31 December 2021	As at 31 December 2020	Change

Life insurance	3,180,931	2,767,642	14.9%
Health insurance	228,899	195,487	17.1%
Accident insurance	10,069	10,096	-0.3%

Total of insurance contracts	3,419,899	2,973,225	15.0%

Including: Residual marginNote	835,400	837,293	-0.2%

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative.

As at the end of the Reporting Period, the reserves of insurance contracts of the Company were RMB3,419,899 million, 15.0% up from RMB2,973,225 million as at the end of 2020, primarily due to the accumulation of insurance liabilities from new policies and renewals. As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

4.	Analysis of claims and policyholder benefits

For the year ended 31 December			RMB million

	2021	2020	Change
Insurance benefits and claims expenses	618,754	580,801	6.5%
Life insurance business	527,863	490,994	7.5%
Health insurance business	83,688	82,146	1.9%
Accident insurance business	7,203	7,661	-6.0%
Investment contract benefits	10,628	9,846	7.9%
Policyholder dividends resulting from participation in profits	26,511	28,279	-6.3%

During the Reporting Period, insurance benefits and claims expenses rose by 6.5% year on year due to an increase in the change of insurance contract liabilities. In particular, due to steady growth of life insurance business, insurance benefits and claims expenses of life insurance business rose by 7.5% year on year. Insurance benefits and claims expenses of health insurance business rose by 1.9% year on year, and insurance benefits and claims expenses of accident insurance business declined by 6.0% year on year. Investment contract benefits rose by 7.9% year on year due to an increase in the scale of the universal insurance accounts. Policyholder dividends resulting from participation in profits declined by 6.3% year on year due to a decrease in investment income from the participating accounts.

5.	Analysis of underwriting and policy acquisition costs and other expenses

For the year ended 31 December			RMB million
	2021	2020	Change
Underwriting and policy acquisition costs	65,744	84,361	-22.1%
Finance costs	5,598	3,747	49.4%
Administrative expenses	40,808	37,706	8.2%
Other expenses	15,467	12,270	26.1%
Statutory insurance fund contribution	1,253	1,229	2.0%

During the Reporting Period, underwriting and policy acquisition costs declined by 22.1% year on year due to a decrease in regular premiums from new policies. Finance costs rose by 49.4% year on year due to an increase in interest paid for securities sold under agreements to repurchase. Administrative expenses rose by 8.2% year on year due to the expiration of policies on temporary expenses deduction.

(III)	Investment Business

In 2021, domestic bond yields fluctuated within a tight range, which rose at first and then fell down, and the interest rate pivot trended downwards on the whole. The A-share market was volatile, with significant sector divergence. The Company always adhered to its strategic consistency, prioritized asset-liability management in using insurance funds, firmly implementing its medium- to long-term strategic plan of asset allocation, and making flexible tactical allocations in response to the market change. Firstly, the Company seized the opportunity of a relatively high interest rate in the first half of 2021 and increased allocation to assets with long durations such as government bonds to further narrow the duration gap. Secondly, the Company prudently controlled equity risk exposures in open market to reduce portfolio volatility and secure the investment gains. Thirdly, the Company strengthened the innovation in alternative investment models, and positioned for sectors with prime prospects to establish a diversified investment portfolio.

1.	Investment portfolios

As at the end of the Reporting Period, the Company’s investment assets categorized by investment object are set out as below:

				RMB million
Investment category	As at 31 December 2021		As at 31 December 2020
	Amount	Percentage	Amount	Percentage

Fixed-maturity financial assets	3,672,262	77.86%	3,076,340	75.12%
Term deposits	529,488	11.23%	545,678	13.32%
Bonds	2,273,425	48.20%	1,718,639	41.97%
Debt-type financial products[1]	443,784	9.41%	453,641	11.08%
Other fixed-maturity investments[2]	425,565	9.02%	358,382	8.75%
Equity financial assets	699,457	14.83%	700,748	17.10%
Common stocks	302,090	6.41%	350,107	8.55%
Funds[3]	112,689	2.39%	114,311	2.79%
Other equity investments[4]	284,678	6.03%	236,330	5.76%
Investment properties	13,374	0.28%	14,217	0.35%
Cash and others[5]	73,355	1.56%	64,602	1.58%
Investments in associates and joint ventures	257,953	5.47%	239,584	5.85%

Total	4,716,401	100.00%	4,095,491	100.00%

Notes:

1.

Debt-type financial products include debt investment schemes, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, and interbank certificates of deposits, etc.

3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 31 December 2021 and 31 December 2020 were RMB1,961 million and RMB1,206 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans and bank wealth management products, etc.

5.	Cash and others include cash, cash at banks, short-term deposits, and securities purchased under agreements to resell, etc.

As at the end of the Reporting Period, the Company’s investment assets reached RMB4,716,401 million, an increase of 15.2% from the end of 2020. Among the major types of investments, the percentage of investment in bonds rose to 48.20% from 41.97% as at the end of 2020, the percentage of term deposits changed to 11.23% from 13.32% as at the end of 2020, the percentage of investment in debt-type financial products changed to 9.41% from 11.08% as at the end of 2020, and the percentage of investment in stocks and funds (excluding money market funds) changed to 8.75% from 11.31% as at the end of 2020.

2.	Investment income

For the year ended 31 December		RMB million
	2021	2020

Gross investment income	214,057	198,596
Net investment income	188,770	162,783
Net income from fixed-maturity investments	148,453	127,673
Net income from equity investments	28,718	24,983
Net income from investment properties	55	(50)
Investment income from cash and others	1,216	1,841
Share of profit of associates and joint ventures	10,328	8,336
Net realised gains on financial assets	20,344	14,583
Net fair value gains through profit or loss	4,943	21,900
Disposal gains and impairment losses of associates and joint ventures	–	(670)
Net investment yield[1]	4.38%	4.34%
Gross investment yield[2]	4.98%	5.30%

Notes:

1.

Net investment yield = (Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)

2.

Gross investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

In 2021, the Company’s net investment income was RMB188,770 million, rising by 16.0% year on year, an increase of RMB25,987 million from 2020. Since the Company consistently increased its allocation to bonds with long durations in recent years, and the income from investments in associates and joint ventures also increased, the net investment yield was 4.38% for 2021, up by 4 basis points from 2020. The gross investment income of the Company reached RMB214,057 million, rising by 7.8% year on year, an increase of RMB15,461 million from 2020. Gross investment yield was 4.98%, down by 32 basis points from 2020. Affected by the fluctuation in the equity market, the comprehensive investment yield2 taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 4.87%, down by 146 basis points from 2020.

3.	Credit risk management

The Company’s credit asset investments mainly included credit bonds and debt-type financial products, which concentrated on sectors such as banking, transportation, non-banking finance, public utilities, and energy, and the financing entities were primarily large central-owned enterprises and state-owned enterprises. As at the end of the Reporting Period, over 97% of the credit bonds and over 99% of the debt-type financial products held by the Company were rated AAA by external rating institutions. In general, the asset quality of the Company’s credit investment products was in good condition, and the credit risks were well controlled.

The Company insisted on a prudent investment philosophy and carried out comprehensive risk management to prevent various investment risks. Based on a disciplined and scientific internal rating system and a multi-dimensional management mechanism of risk limits, the Company scrutinized credit profiles of targets and risk exposure concentration before investment in a prudent manner and carried out ongoing tracking after investment, effectively managing the credit risks through early identification, early warning, and early disposal. Under a market environment where credit default events occurred frequently, no credit default event occurred for the Company in 2021.

[2]

Comprehensive investment yield = (Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognised in other comprehensive income)/ ((Investment assets at the end of the previous year – Securities sold under agreements to repurchase at the end of the previous year – Derivative financial liabilities at the end of the previous year + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)

4.	Major investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

III.	Analysis of Specific Items

(I)	Profit before Income Tax

For the year ended 31 December			RMB million

	2021	2020	Change

Profit before income tax	50,495	54,476	-7.3%
Life insurance business	22,771	28,073	-18.9%
Health insurance business	8,599	11,611	-25.9%
Accident insurance business	1,682	572	194.1%
Other businesses	17,443	14,220	22.7%

During the Reporting Period, profit before income tax from the life insurance business decreased by 18.9% year on year. The change in investment yield, and the change in accrued cost of reserve as a result of business accumulation, etc., contributed to the above result comprehensively. Profit before income tax from the health insurance business decreased by 25.9% year on year due to an increase in claims expenses of certain insurance businesses. Profit before income tax from the accident insurance business increased by 194.1% due to business quality improvement. Profit before income tax from other businesses increased by 22.7%, primarily due to an increase in the profits of certain associates.

(II)	Analysis of Cash Flows

1.	Liquidity sources

The Company’s cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sale and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. The Company closely monitors and manages these risks.

The Company’s cash and bank deposits can provide it with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB60,440 million. In addition, the vast majority of its term deposits in banks allow it to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB529,488 million.

The Company’s investment portfolio also provides it with a source of liquidity to meet unexpected cash outflows. It is also subject to market liquidity risk due to the large size of its investments in some of the markets in which it invests. In some circumstances, some of its holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect its ability to sell these investments or sell them at a fair price.

2.	Liquidity uses

The Company’s principal cash outflows primarily relate to the payables for the liabilities associated with its various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to its equity holders. Cash outflows arising from its insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

The Company believes that its sources of liquidity are sufficient to meet its current cash requirements.

3.	Consolidated cash flows

The Company established a cash flow testing system, and conducted regular tests to monitor the cash inflows and outflows under various scenarios and adjusted the asset portfolio accordingly to ensure sufficient sources of liquidity.

For the year ended 31 December				RMB million
	2021	2020	Change	Main Reasons for Change

Net cash inflow/ (outflow) from operating activities	286,448	304,019	-5.8%	The change of allocation in securities at fair value through profit or loss

Net cash inflow/ (outflow) from investing activities	(393,731)	(292,799)	34.5%	The needs for investment management

Net cash inflow/ (outflow) from financing activities	111,139	(7,760)	N/A	The needs for liquidity management

Foreign exchange gains/(losses) on cash and cash equivalents	(71)	(144)	-50.7%	–

Net increase in cash and cash equivalents	3,785	3,316	14.1%	–

(III)	Solvency Ratio

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows the Company’s solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 31 December 2021	As at 31 December 2020

Core capital	1,020,756	1,031,947
Actual capital	1,055,768	1,066,939
Minimum capital	402,341	396,749
Core solvency ratio	253.70%	260.10%
Comprehensive solvency ratio	262.41%	268.92%

Note:	The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

As at the end of the Reporting Period, the Company’s comprehensive solvency ratio decreased by 6.51 percentage points from the end of 2020, primarily due to the continuous growth of insurance business and investment assets, dividends payment, and a decline of discount rate in solvency reserve.

(IV)	Sale of Material Assets and Equity

During the Reporting Period, there was no sale of material assets and equity of the Company.

(V)	Major Subsidiaries and Associates of the Company

						RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit

China Life Asset Management Company Limited	Management and utilization of proprietary funds; acting as agent or trustee for asset management business; consulting business relevant to the above businesses; other asset management business permitted by applicable PRC laws and regulations	4,000	60%	16,658	14,324	2,760

China Life Pension Company Limited	Group pension insurance and annuity; individual pension insurance and annuity; short-term health insurance; accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; pension insurance asset management product business; management of funds in RMB or foreign currency as entrusted by entrusting parties for the retirement benefit purpose; other businesses permitted by the CBIRC	3,400	70.74% is held by the Company, and 3.53% is held by AMC	8,305	5,889	1,158

China Life Property and Casualty Insurance Company Limited	Property loss insurance; liability insurance; credit insurance and bond insurance; short-term health insurance and accident insurance; reinsurance of the above insurance businesses; business for the use of insurance funds that are permitted by applicable PRC laws and regulations; other businesses permitted by the CBIRC	18,800	40%	120,178	25,422	621

						RMB million
Company Name	Major Business Scope	Registered Capital	Shareholding	Total Assets	Net Assets	Net Profit

China Guangfa Bank Co., Ltd.

Taking public deposits; granting short-term, mid-term and long-term loans; handling settlements in and out of China; honoring bills and offering discounting services; issuing financial bonds; issuing, paying for and underwriting government bonds as an agent; sales and purchases of negotiable securities such as government bonds and financial bonds; engaging in inter-bank borrowings; providing letters of credit service and guarantee; engaging in bank card business; acting as payment and receipt agent and insurance agent; providing safe deposit box services; taking deposits and granting loans in foreign currency; foreign currency remittance; foreign currency exchange; international settlements; foreign exchange settlements and sales; inter-bank foreign currency borrowings; honoring bills of exchange and offering discounting services in foreign currency; granting foreign currency loans; granting foreign currency guarantees; sales and purchases of negotiable securities other than shares in a foreign currency for itself and as an agent; issuing negotiable securities other than shares in a foreign currency for itself and as an agent; sales and purchases of foreign exchange on its own account and on behalf of its customers; issuing and making payments for foreign credit card as an agent; offshore financial operations; assets and credit verification, consultation and notarization businesses; other businesses approved by the CBIRC and other relevant authorities

		19,687	43.686%	3,359,985	234,501	17,476

IV.	Technology Empowerment and Operations and Services

(I)	Technology Empowerment

In 2021, the Company accelerated technological innovation, strengthened digital-driven operations, deepened technology-empowered value creation, continued to build a digital insurance ecosystem, and promoted the integration of technologies with business operations. The leading and supporting role of its technological innovation was continuously enhanced.

Technological innovation, leading to the upgrade of technology architecture as a whole. With the support of the strong computing power of China Life Hybrid Cloud and the openness and compatibility of the digital platform, the Company fulfilled the upgrade to a distributed architecture for all core systems, from computing, storage, database and middleware to application software. Its technology-supporting capacity realised a leap-forward development with the data processing capacity improved by 10 times and the elastic capacity scaling time of computing resources reduced to minute level.

Agile delivery, significantly enhancing the response to changes by technology. The Company widely implemented the tech products-based management system, and facilitated the comprehensive circulation of technology-based operations with a digital operation mechanism featuring full data and full chain tracing. More updated functions and services were launched at a high frequency, and technology products were iterated and optimized more than 40 times on a daily basis to quickly respond to market changes, offering more accurate and efficient services to customers.

Intelligence upgrading, further enhancing technology empowerment. China Life “Internet of Things” covered all business units and scales outlets of the Company across China and technology services were accessible to the frontline. It fulfilled centralized management and control of 240,000 electronic appliances in 12 categories throughout the Company with the establishment of an online Digital Twin, and its service efficiency was improved by 70% compared with 2020. The “China Life ‘Internet of Things’ — Edge Computing, Intelligent Perception and Digital Presentation” won the 2021 FinTech and Digital Transformation Innovation award. The Company also comprehensively developed its intelligent services, with its intelligent robots serving in various business fields, such as sales, services, operations, finance, risk control, and among others. Its big data-empowered scenarios were increased by 84% compared with 2020 and the daily average intelligent services reached more than 5 million person-times.

Interactive traffic, constantly amplifying the digital ecological effects. The online socialized collaboration system, which seamlessly connected with mobile phones, desktops, large screens and various digital applications, comprehensively improved the communication and interaction experience of the customers, salespersons, and employees of the Company. The Company enriched its digital insurance ecosystem continuously, releasing 3,256 standardized services in total on its digital platform, a year-on-year increase of 92%, launched nearly 1,000 ecological applications, and carried out nearly 400,000 services and activities with different cooperative institutions.

(II)	Operations and Services

In 2021, being customer-centric, the Company adhered to the operational objectives of “efficiency first, technology-driven, value increase and first-class customer experience”, accelerated the transformation of operations and services to be more Internet-based and intelligent, and continued to provide customers with high-quality and “convenient, quality and caring” services. As a result, its customer experience continued to be improved and customer appraisal remained at a high level.

Online services were growing rapidly. The Company upgraded various online service points of contact, with the registered users of China Life Insurance APP reaching 112 million, a year-on-year increase of 21%, and the monthly average active users increasing by 18.1% year on year. The online processing rate of policy administration and claims settlement for individual insurance rose to 88.3% and 98.7%, respectively. More than 780 million electronic notification messages were sent, services provided by Online Customer Service Agent increased by nine folds year on year, and the average waiting time for customers over the counter was shortened significantly year on year.

Intelligent service capacity was significantly enhanced. The Company upgraded and promoted its intelligent business models so that the service efficiency for new policies of long-term individual insurance was improved by 37.2% year on year, and the intelligent approval rates of underwriting, policy administration and claims settlement reached 93.4%, 99.1% and 73.1%, respectively. Application scenarios of Internet-based intelligent customer services were expanded, and services provided by intelligent robots reached over 75 million times. As the digital services were fully implemented, percentage of non-manual customer services in the contact center reached 88.9%.

Customer experience was further improved. Claims settlement services provided by the Company were efficient and warm. In 2021, “Direct Claims Payment” provided claims payments to over six million customers. “Claims Settlement for Critical Illness within One Day” benefited 170,000 customer-times, with payment amount up by 32.3% year on year. Door-to-door services were provided to more than 117,000 customers difficult to reaching the counters. Scenario-based services benefited various groups of customers. The Company also led the industry to launch the senior-friendly version of China Life App, and introduced several senior-oriented services, such as the “sit and wait” service over the counters. The Company carried out a variety of value-added services continuously, such as “Immunity Enhancement Program”, “Little Painters of China Life” and “Customer Festival”, etc., all themed on “health, parent-child education and enjoying life”.

V.	FUTURE PROSPECT

(I)	Industry Landscape and Development Trends

Overall, the life insurance industry in China is still at an important stage full of strategic opportunities with the high-quality development as its key development theme. At present and in the near future, China’s economy remains resilient, and the long-term positive economic fundamentals featuring ample development potential and room to maneuver will remain unchanged. With the promotion of common prosperity, the size of China’s middle class will continue to grow, meaning more effective demands for the life insurance market. The consistent promotion of the Healthy China program and the national strategy of proactively responding to population aging will also provide broader space for the development of the industry. With market players speeding up their reform and transformation, the foundation for the high-quality development of the industry will be further consolidated. Meanwhile, the industry has witnessed continuous breakthroughs in technological innovations with the accelerated digital transformation of the industry. Technologies such as cloud computing, big data, artificial intelligence, and the “Internet of Things” has greatly empowered various aspects of the value chain, such as sales service, operation management, and risk prevention and control, etc. With domestic insurance industry consistently promoting its opening up, it will see more diversified industry players, and the market sophistication will be improved further.

(II)	Development Strategies and Business Plans of the Company

In 2022, the Company will uphold the guideline of making progress while maintaining stability and adhere to the original function of insurance, constantly deepen the supply-side reforms, give full play to the protection role of insurance, and continue to pursue the high-quality development of the Company by enhancing its capability of value creation, digital operations, innovation of insurance products and services as well as risk prevention and control.

(III)	Potential Risks

The internal and external environment has become more complex, challenging and uncertain since unprecedented global changes and the impact of the global pandemic continue to evolve. China’s economy is facing triple pressures of shrinking demands, supply disruption, and weakened expectations of growth, which also bring challenges to the steady development of the insurance industry. As the impact of the COVID-19 pandemic still exists, various regions and cities have taken more stringent prevention and control measures, which have restricted the on-site marketing and training activities and will thus greatly affect business development and agent recruitment and management. Since the traditional sales force-driven business development mode has encountered difficulties, market players are actively seeking transformation by making unremitting efforts in adjusting business structure and improving the quality of the sales force, and the industry will be still under pressure in the short term. The Company will take a variety of measures to actively respond to such risks and challenges. It will adhere to the principle of making progress while maintaining stability, continue to push forward reform and transformation, and strive to improve the quality of its business operation and management. As to the capital market, with market interest rate trending downwards and the volatility in the equity market increasing, credit default events occur frequently and the investment income of insurance funds will be likely subject to higher fluctuation in the short term. The Company will continue to prioritize asset-liability management, deepen its research on specialized investment, further optimize its asset allocation mix and flexibly adjust its investment strategies to respond to market changes. Furthermore, the Company will continuously focus on and enhance the analysis of the related complex risk factors and make great stride in pursuing its high-quality development.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2022. At the same time, the Company will make corresponding financing arrangements based on capital market conditions if it plans to implement any business development strategies in the future.

ANNUAL RESULTS3

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2021

	Notes	2021 RMB million	2020 RMB million
			(Restated)

REVENUES
Gross written premiums		618,327	612,265
Less: premiums ceded to reinsurers		(8,015)	(6,053)

Net written premiums		610,312	606,212
Net change in unearned premium reserves		939	(1,546)

Net premiums earned		611,251	604,666

Investment income	1	178,387	154,497
Net realised gains on financial assets	2	20,344	14,583
Net fair value gains through profit or loss	3	4,943	21,900
Other income		10,005	9,403

Total revenues		824,930	805,049

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4	(121,354)	(113,609)
Accident and health claims and claim adjustment expenses	4	(55,030)	(52,395)
Increase in insurance contract liabilities	4	(442,370)	(414,797)
Investment contract benefits	5	(10,628)	(9,846)
Policyholder dividends resulting from participation in profits		(26,511)	(28,279)
Underwriting and policy acquisition costs		(65,744)	(84,361)
Finance costs	6	(5,598)	(3,747)
Administrative expenses		(40,808)	(37,706)
Statutory insurance fund contribution	7	(1,253)	(1,229)
Other expenses		(15,467)	(12,270)

Total benefits, claims and expenses		(784,763)	(758,239)

Net gains on investments of associates and joint ventures	8	10,328	7,666
Including: share of profit of associates and joint ventures		10,328	8,336

Profit before income tax	9	50,495	54,476
Income tax	10	1,917	(3,103)

Net profit		52,412	51,373

Attributable to:
– Equity holders of the Company		50,921	50,257
– Non-controlling interests		1,491	1,116

Basic and diluted earnings per share	11	RMB1.80	RMB1.77

[3]

The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part. A business combination under common control occurred this year and China Life Insurance Sales Company became a subsidiary of the Company. The financial data of previous year for this report have been restated.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (continued)

For the year ended 31 December 2021

	Notes	2021 RMB million	2020 RMB million
			(Restated)

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains on available-for-sale securities		17,065	52,547
Amount transferred to net profit from other comprehensive income		(21,722)	(14,386)
Portion of fair value changes on available-for-sale securities attributable to policyholders equity		(1,793)	(3,959)
Share of other comprehensive income of associates and joint ventures under the equity method		1,260	672
Exchange differences on translating foreign operations		(398)	(986)
Income tax relating to components of other comprehensive income	10	1,098	(8,482)

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(4,490)	25,406

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Share of other comprehensive income of associates and joint ventures under the equity method		(59)	344

Other comprehensive income for the year, net of tax		(4,549)	25,750

Total comprehensive income for the year, net of tax		47,863	77,123

Attributable to: – Equity holders of the Company		46,358	75,956
– Non-controlling interests		1,505	1,167

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Debt securities
– held-to-maturity securities	56,830	44,757
– available-for-sale securities	29,491	22,695
– at fair value through profit or loss	4,079	3,482
Equity securities
– available-for-sale securities	27,806	24,185
– at fair value through profit or loss	912	798
Bank deposits	25,949	25,860
Loans	32,970	31,948
Securities purchased under agreements to resell	350	772

Total	178,387	154,497

For the year ended 31 December 2021, the interest income included in investment income was RMB149,669 million (2020: RMB129,514 million). Interest income was mainly accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Debt securities
Realised gains (i)	198	1,287
Impairment (ii)	(1,359)	288

Subtotal	(1,161)	1,575

Equity securities
Realised gains (i)	42,867	24,925
Impairment (ii)	(21,362)	(11,917)

Subtotal	21,505	13,008

Total	20,344	14,583

(i)	Realised gains were generated mainly from available-for-sale securities.

(ii)

During the year ended 31 December 2021, the Group recognised an impairment charge of RMB8 million on available-for-sale funds (2020: RMB111 million); an impairment charge of RMB21,354 million on available-for-sale stock securities (2020: RMB11,732 million); no impairment charge on available-for-sale other equity securities (2020: RMB74 million); an impairment reversal of RMB17 million on available-for-sale debt securities (2020: an impairment reversal of RMB16 million); an impairment charge of RMB1,376 million on loans (2020: RMB nil); no impairment reversal of loans (2020: an impairment reversal of RMB275 million) and no impairment charge of held-to-maturity securities (2020: RMB3 million).

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Debt securities	1,069	(583)
Equity securities	3,470	22,997
Stock appreciation rights	202	255
Financial liabilities at fair value through profit or loss	202	(648)
Derivative financial instruments	–	(121)

Total	4,943	21,900

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million

For the year ended 31 December 2021
Life insurance death and other benefits	125,998	(4,644)	121,354
Accident and health claims and claim adjustment expenses	56,327	(1,297)	55,030
Increase in insurance contract liabilities	443,053	(683)	442,370

Total	625,378	(6,624)	618,754

For the year ended 31 December 2020
Life insurance death and other benefits	117,129	(3,520)	113,609
Accident and health claims and claim adjustment expenses	53,073	(678)	52,395
Increase in insurance contract liabilities	415,186	(389)	414,797

Total	585,388	(4,587)	580,801

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contracts are mainly the interest credited to investment contracts.

6	FINANCE COSTS

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Interest expenses for securities sold under agreements to repurchase	3,523	1,565
Interest expenses for bonds payable	1,500	1,503
Interest expenses for interest-bearing loans and borrowings	479	566
Interest on lease liabilities	96	113

Total	5,598	3,747

7	STATUTORY INSURANCE FUND

As required by the CIRC Order [2008] No. 2, “Measures for Administration of Statutory Insurance Fund”, all insurance companies have to pay the statutory insurance fund contribution from 1 January 2009. The Group is subject to the statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long-term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	2021 RMB million	2020 RMB million

As at 1 January	239,584	222,983
Change of the cost	11,400	13,997
Share of profit or loss	10,328	8,336
Declared dividends	(4,480)	(5,253)
Other equity movements	1,121	228
Impairment	–	(707)

As at 31 December	257,953	239,584

				Movement

	Accounting method	Cost	As at 31 December 2020	Change of the cost	Share of profit or loss	Declared dividends	Other equity movements	Provision of impairment	As at 31 December 2021	Percentage of equity interest	Accumulated amount of impairment RMB Million
		RMB Million
Associates

CGB (i)	Equity Method	45,176	79,974	-	5,819	(662)	1,048	-	86,179	43.686%	-

Sino-Ocean Group Holding Limited (“Sino-Ocean”) (ii)	Equity Method	11,245	11,285	-	589	(271)	296	-	11,899	29.59%	(3,217)

CLP&C	Equity Method	6,000	10,620	-	272	(214)	(527)	-	10,151	40.00%	-

COFCO Futures Company Limited (“COFCO Futures”)	Equity Method	1,339	1,612	-	98	(15)	(3)	-	1,692	35.00%	-

Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (“Pipeline Company”)	Equity Method	20,000	20,676	-	1,335	(608)	35	-	21,438	43.86%	-

China United Network Communications Limited (“China Unicom”) (iii)	Equity Method	21,801	22,433	-	602	(369)	(22)	-	22,644	10.29%	-

Others (iv)	Equity Method	48,001	41,555	5,610	3,022	(1,042)	(130)	-	49,015		-

Subtotal		153,562	188,155	5,610	11,737	(3,181)	697	-	203,018		(3,217)

Joint ventures Joy City Commercial Property Fund L.P. (“Joy City”)	Equity Method	6,281	5,779	-	111	(354)	10	-	5,546	66.67%	-
Mapleleaf Century Limited (“MCL”)	Equity Method	7,656	4,736	-	(1,004)	-	505	-	4,237	75.00%	-
Others (iv)	Equity Method	48,576	40,914	5,790	(516)	(945)	(91)	-	45,152		-

Subtotal		62,513	51,429	5,790	(1,409)	(1,299)	424	-	54,935		-

Total		216,075	239,584	11,400	10,328	(4,480)	1,121	-	257,953		(3,217)

(i)	The 2020 final dividend of RMB0.077 in cash per ordinary share was approved and declared in the Annual General Meeting of CGB on 30 June 2021. The Company received a cash dividend of RMB662 million.

(ii)

The 2020 final dividend of HKD0.09 in cash per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean on 21 May 2021. The Company received a cash dividend equivalent to RMB168 million. The 2021 interim dividend of HKD0.055 in cash per ordinary share was approved and declared by the Board of Directors of Sino-Ocean on 19 August 2021. The Company received a cash dividend equivalent to RMB103 million.

Sino-Ocean, the Group’s associate is listed in Hong Kong. On 31 December 2021, the stock price of Sino-Ocean was HKD1.82 per share. As at 31 December 2020, the cumulative impairment loss of RMB3,217 million for the investment in Sino-Ocean had been recognised by the Group. The Group performed an impairment test to this investment valued using the discounted future cash flow method on 31 December 2021 and no further impairment loss should be made. The impairment test involved significant assumptions including selling prices of properties under development, rental prices of investment properties and discount rates, and the Group used 10% as the discount rate of cash flow for properties under development and investment properties (As at 31 December 2020: 10% for properties under development and investment properties).

(iii)	On 31 December 2021, the stock price of China Unicom was RMB3.93 per share.

The 2020 final dividend of RMB0.0669 in cash per ordinary share was approved and declared in the Annual General Meeting of China Unicom on 11 May 2021. The Company received a cash dividend of RMB213 million. The 2021 interim dividend of RMB0.0488 in cash per ordinary share was approved and declared by the Board of Directors of Unicom on 23 September 2021. The Company received a cash dividend equivalent to RMB156 million.

(iv)	The Group invested in real estate, industrial logistics assets and other industries through these enterprises.

(v)	There is no significant restriction for the Group to dispose of its other associates and joint ventures.

As at 31 December 2021, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held

Associates

CGB	PRC	43.686%

Sino-Ocean	Hong Kong, PRC	29.59%

CLP&C	PRC	40.00%

COFCO Futures	PRC	35.00%

Pipeline Company	PRC	43.86%

China Unicom	PRC	10.29%

Joint ventures

Joy City	The British Cayman Islands	66.67%

MCL	The British Virgin Islands	75.00%

As at 31 December 2020, the major associates and joint ventures of the Group are as follows:

Name	Place of incorporation	Percentage of equity interest held

Associates

CGB	PRC	43.686%

Sino-Ocean	Hong Kong, PRC	29.59%

CLP&C	PRC	40.00%

COFCO Futures	PRC	35.00%

Pipeline Company	PRC	43.86%

China Unicom	PRC	10.29%

Joint ventures

Joy City	The British Cayman Islands	66.67%

MCL	The British Virgin Islands	75.00%

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2021 and for the year ended 31 December 2021:

	CGB RMB million	Sino- Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million

Total assets	3,359,985	281,252	120,178	25,153	37,099	593,284	10,258	24,195
Total liabilities	3,125,484	204,805	94,756	21,868	1,476	257,074	232	13,035
Total equity	234,501	76,447	25,422	3,285	35,623	336,210	10,026	11,160
Total equity attributable to equity holders of the associates and joint ventures	189,510	55,074	25,422	3,277	35,623	149,217	10,026	11,160
Total adjustments (i)	464	(7,257)	-	-	405	16,509	(1,707)	(5,511)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	189,974	47,817	25,422	3,277	36,028	165,726	8,319	5,649
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	86,179	15,116	10,151	1,692	21,438	22,644	5,546	4,237
Impairment	-	(3,217)	-	-	-	-	-	-
Net carrying value of the investments	86,179	11,899	10,151	1,692	21,438	22,644	5,546	4,237

Total revenues	74,905	68,645	82,549	6,846	5,583	331,665	352	897
Net profit/(loss)	17,476	5,091	621	281	3,081	14,416	333	28
Other comprehensive income	2,416	(35)	(766)	(8)	-	(27)	15	447
Total comprehensive income	19,892	5,056	(145)	273	3,081	14,389	348	475

The following table illustrates the financial information of the Group’s major associates and joint ventures as at 31 December 2020 and for the year ended 31 December 2020:

	CGB RMB million	Sino- Ocean RMB million	CLP&C RMB million	COFCO Futures RMB million	Pipeline Company RMB million	China Unicom RMB million	Joy City RMB million	MCL RMB million

Total assets	3,027,972	263,528	106,930	20,567	34,933	582,475	10,306	24,196
Total liabilities	2,809,822	193,806	80,379	17,512	1,068	251,001	85	13,342
Total equity	218,150	69,722	26,551	3,055	33,865	331,474	10,221	10,854
Total equity attributable to equity holders of the associates and joint ventures	173,159	52,273	26,551	3,048	33,865	147,709	10,221	10,854
Total adjustments (i)	2,612	(6,528)	-	-	427	16,981	(1,552)	(4,540)
Total equity attributable to equity holders of the associates and joint ventures after adjustments	175,771	45,745	26,551	3,048	34,292	164,690	8,669	6,314
Proportion of the Group’s ownership	43.686%	29.59%	40.00%	35.00%	43.86%	10.29%	66.67%	75.00%
Gross carrying value of the investments	79,974	14,502	10,620	1,612	20,676	22,433	5,779	4,736
Impairment	-	(3,217)	-	-	-	-	-	-
Net carrying value of the investments	79,974	11,285	10,620	1,612	20,676	22,433	5,779	4,736

Total revenues	80,525	61,271	77,990	2,193	5,259	306,490	360	853
Net profit/(loss)	13,812	4,675	1,730	208	2,823	12,525	339	185
Other comprehensive income	(1,944)	630	1,991	(5)	-	(1,706)	(25)	650
Total comprehensive income	11,868	5,305	3,721	203	2,823	10,819	314	835

(i)	Including adjustments for the difference of accounting policies, fair value and others.

The Group had no contingent liabilities with the associates and joint ventures as at 31 December 2021 and 31 December 2020. The Group had a capital contribution commitment of RMB20,730 million with associates and joint ventures as at 31 December 2021 (as at 31 December 2020: RMB25,364 million).

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging/(crediting) the following:

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Employee salaries and welfare costs	20,928	19,534
Housing benefits	1,412	1,318
Contribution to the defined contribution pension plan	3,273	2,455
Depreciation and amortisation	5,287	5,162
Foreign exchange gains	(645)	(119)
Remuneration in respect of audit services provided by auditors	53	63

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Current taxation – Enterprise income tax	4,824	6,588
Deferred taxation	(6,741)	(3,485)

Total tax charges	(1,917)	3,103

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (2020: same) is as follows:

	For the year ended 31 December
	2021 RMB million	2020 RMB million

Profit before income tax	50,495	54,476
Tax computed at the statutory tax rate	12,624	13,619
Adjustment on current income tax of previous period	(412)	(464)
Non-taxable income (i)	(14,425)	(10,787)
Expenses not deductible for tax purposes (i)	276	202
Unused tax losses	27	498
Others	(7)	35

Income tax at the effective tax rate	(1,917)	3,103

(i)

Non-taxable income mainly includes interest income from government bonds, dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)	As at 31 December 2021 and 31 December 2020, the amounts of deferred tax assets and liabilities are as follows:

	As at 31 December	As at 31 December
	2021 RMB million	2020 RMB million

Deferred tax assets	22,354	17,174
Deferred tax liabilities	(29,714)	(32,373)

Net deferred tax assets	121	87
Net deferred tax liabilities	(7,481)	(15,286)

As at 31 December 2021 and 31 December 2020, deferred income tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in net deferred income tax assets and liabilities during the period were as follows:

Net deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million
	(i)	(ii)	(iii)

As at 1 January 2020	1,557	(14,673)	2,914	(10,202)
(Charged)/Credited to net profit	1,787	1,759	(61)	3,485
(Charged)/Credited to other comprehensive income
– Available-for-sale securities	–	(9,446)	–	(9,446)
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	990	–	–	990
– Others	–	(26)	–	(26)

As at 31 December 2020	4,334	(22,386)	2,853	(15,199)

As at 1 January 2021	4,334	(22,386)	2,853	(15,199)
(Charged)/Credited to net profit	2,862	3,534	345	6,741
(Charged)/Credited to other comprehensive income
– Available-for-sale securities	–	677	–	677
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	448	–	–	448
– Others	–	(27)	–	(27)

As at 31 December 2021	7,644	(18,202)	3,198	(7,360)

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long-term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of IFRSs in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

Unrecognised deductible tax losses of the Group amounted to RMB3,173 million as at 31 December 2021 (as at 31 December 2020: RMB3,300 million). Unrecognised deductible temporary differences of the Group amounted to RMB1 million as at 31 December 2021 (as at 31 December 2020: RMB1 million).

(d)	The analysis of net deferred tax assets and deferred tax liabilities is as follows:

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million

Deferred tax assets:

– deferred tax assets to be recovered after 12 months	14,695	10,882

– deferred tax assets to be recovered within 12 months	7,659	6,292

Subtotal	22,354	17,174

Deferred tax liabilities:

– deferred tax liabilities to be settled after 12 months	(26,850)	(28,107)

– deferred tax liabilities to be settled within 12 months	(2,864)	(4,266)

Subtotal	(29,714)	(32,373)

Net deferred tax liabilities	(7,360)	(15,199)

11	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2021 are calculated based on the net profit for the year attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (2020: same).

12	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting on 30 June 2021, a final dividend of RMB0.64 (inclusive of tax) per ordinary share totalling RMB18,089 million in respect of the year ended 31 December 2020 was declared and paid in 2021. The dividend has been recorded in the consolidated financial statements for the year ended 31 December 2021.

Pursuant to a resolution passed at the meeting of the Board of Directors on 24 March 2022, a final dividend of RMB0.65 (inclusive of tax) per ordinary share totalling approximately RMB18,372 million for the year ended 31 December 2021 was proposed for shareholders’ approval at the forthcoming Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2021.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 31 December 2021

	Note	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
			(Restated)
ASSETS

Property, plant and equipment		54,398	52,747

Right-of-use assets		2,518	3,076

Investment properties		13,374	14,217

Investments in associates and joint ventures	8	257,953	239,584

Held-to-maturity securities		1,533,753	1,189,369

Loans		666,087	658,535

Term deposits		529,488	545,678

Statutory deposits – restricted		6,333	6,333

Available-for-sale securities		1,429,287	1,215,603

Securities at fair value through profit or loss		206,771	161,570

Securities purchased under agreements to resell		12,915	7,947

Accrued investment income		51,097	45,200

Premiums receivable		20,361	20,730

Reinsurance assets		6,630	6,095

Other assets		39,559	29,040

Deferred tax assets		121	87

Cash and cash equivalents		60,440	56,655

Total assets		4,891,085	4,252,466

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (continued)

As at 31 December 2021

	As at 31 December 2021 RMB million	As at 31 December 2020 RMB million
		(Restated)

LIABILITIES AND EQUITY

Liabilities

Insurance contracts	3,419,899	2,973,225

Investment contracts	313,594	288,212

Policyholder dividends payable	124,949	122,510

Interest-bearing loans and borrowings	18,686	19,556

Lease liabilities	2,182	2,664

Bonds payable	34,994	34,992

Financial liabilities at fair value through profit or loss	3,416	3,732

Securities sold under agreements to repurchase	239,446	122,249

Annuity and other insurance balances payable	56,818	55,031

Premiums received in advance	48,699	53,021

Other liabilities	133,676	104,476

Deferred tax liabilities	7,481	15,286

Current income tax liabilities	248	191

Statutory insurance fund	339	384

Total liabilities	4,404,427	3,795,529

Equity

Share capital	28,265	28,265

Reserves	249,055	237,935

Retained earnings	201,265	183,856

Attributable to equity holders of the Company	478,585	450,056

Non-controlling interests	8,073	6,881

Total equity	486,658	456,937

Total liabilities and equity	4,891,085	4,252,466

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2021

	Attributable to equity holders of the Company				Non- controlling interests	Total
	Share capital RMB million	Other equity instruments RMB million	Reserves RMB million	Retained earnings RMB million	RMB million	RMB million

As at 1 January 2020

(Restated)	28,265	7,791	197,266	170,458	5,580	409,360

Net profit	–	–	–	50,257	1,116	51,373

Other comprehensive income	–	–	25,699	–	51	25,750

Total comprehensive income	–	–	25,699	50,257	1,167	77,123

Transactions with owners

Appropriation to reserves	–	–	16,025	(16,025)	–	–

Dividends paid	–	–	–	(20,834)	–	(20,834)

Dividends to non-controlling interests	–	–	–	–	(174)	(174)

Others	–	(7,791)	(1,055)	–	308	(8,538)

Total transactions with owners	–	(7,791)	14,970	(36,859)	134	(29,546)

As at 31 December 2020	28,265	–	237,935	183,856	6,881	456,937

As at 1 January 2021	28,265	–	237,935	183,856	6,881	456,937

Net profit	–	–	–	50,921	1,491	52,412

Other comprehensive income	–	–	(4,608)	–	14	(4,594)

Total comprehensive income	–	–	(4,608)	50,921	1,505	47,818

Transactions with owners

Appropriation to reserves	–	–	15,378	(15,378)	–	–

Dividends paid	–	–	–	(18,089)	–	(18,089)

Dividends to non-controlling interests	–	–	–	–	(359)	(359)

Reserves to retained earnings	–	–	45	(45)	–	–

Others	–	–	305	–	46	351

Total transactions with owners	–	–	15,728	(33,512)	(313)	(18,097)

As at 31 December 2021	28,265	–	249,055	201,265	8,073	486,658

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 31 December 2021

	2021 RMB million	2020 RMB million
		(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	50,495	54,476

Adjustments for:
Investment income	(178,387)	(154,497)
Net realised and unrealised gains on financial assets	(25,287)	(36,483)
Insurance contracts	445,472	419,866
Depreciation and amortisation	5,287	5,162
Foreign exchange losses/(gains)	(645)	(119)
Net gains on investments of associates and joint ventures	(10,328)	(7,666)
Changes in operating assets and liabilities:
Increase in securities at fair value through profit or loss, net	(44,527)	(21,954)
Financial liabilities at fair value through profit or loss	(1,478)	3,004
Receivables and payables	47,129	40,598
Income tax paid	(5,862)	(3,263)
Interest received – securities at fair value through profit or loss	3,753	4,120
Dividends received – securities at fair value through profit or loss	826	775

Net cash inflow/(outflow) from operating activities	286,448	304,019

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities:
Disposals of debt investments	37,708	36,774
Maturities of debt investments	196,596	198,640
Disposals of equity investments	385,308	308,406
Disposals of property, plant and equipment	341	57
Disposals of subsidiaries	559	2,175
Purchases:
Debt investments	(745,973)	(593,917)
Equity investments and subsidiaries	(409,676)	(338,306)
Property, plant and equipment	(5,475)	(7,469)
Investments in associates and joint ventures	(7,072)	(14,942)
Decrease/(Increase) in term deposits, net	17,748	(10,947)
Increase in securities purchased under agreements to resell, net	(2,804)	(3,850)
Interest received	142,311	126,848
Dividends received	32,177	29,590
Increase in policy loans, net	(35,479)	(25,858)

Net cash inflow/(outflow) from investing activities	(393,731)	(292,799)

CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

For the year ended 31 December 2021

	2021	2020
	RMB million	RMB million
		(Restated)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in securities sold under agreements to repurchase, net	117,211	4,912
Interest paid	(8,194)	(3,779)
Repayment of borrowings	–	(6,505)
Dividends paid to equity holders of the Company	(18,089)	(20,834)
Dividends paid to non-controlling interests	(372)	(161)
Cash received from borrowings	–	6,822
Payment of lease liabilities	(1,517)	(1,478)
Cash paid for redemption of other equity instruments	–	(9,060)
Capital injected into subsidiaries by non-controlling interests	22,850	22,846
Cash received related to other financing activities	–	1,069
Cash paid related to other financing activities	(750)	(1,592)

Net cash inflow/(outflow) from financing activities	111,139	(7,760)

Foreign exchange gains/(losses) on cash and cash equivalents	(71)	(144)

Net increase in cash and cash equivalents	3,785	3,316

Cash and cash equivalents Beginning of the year	56,655	53,339

End of the year	60,440	56,655

Analysis of balances of cash and cash equivalents Cash at banks and in hand	60,256	56,536
Short-term bank deposits	184	119

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with CLIC, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets, securities sold under agreements to repurchase and derivative financial liabilities are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance and investment contract liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

	For the year ended 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	481,311	120,609	16,407	–	–	618,327
– Term life	2,501	–	–	–	–
– Whole life	69,923	–	–	–	–
– Endowment	97,791	–	–	–	–
– Annuity	311,096	–	–	–	–
Net premiums earned	480,214	114,549	16,488	–	–	611,251
Investment income	160,204	10,831	496	6,856	–	178,387
Net realised gains on financial assets	18,768	1,256	58	262	–	20,344
Net fair value gains through profit or loss	2,795	187	9	1,952	–	4,943
Other income	1,228	85	–	11,826	(3,134)	10,005
Including: inter-segment revenue	–	–	–	3,134	(3,134)	–

Segment revenues	663,209	126,908	17,051	20,896	(3,134)	824,930

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(114,657)	(6,656)	(41)	–	–	(121,354)
Accident and health claims and claim adjustment expenses	–	(48,076)	(6,954)	–	–	(55,030)
Increase in insurance contract liabilities	(413,206)	(28,956)	(208)	–	–	(442,370)
Investment contract benefits	(10,223)	(405)	–	–	–	(10,628)
Policyholder dividends resulting from participation in profits	(26,367)	(144)	–	–	–	(26,511)
Underwriting and policy acquisition costs	(38,290)	(21,021)	(4,835)	(1,598)	–	(65,744)
Finance costs	(4,608)	(308)	(14)	(668)	–	(5,598)
Administrative expenses	(23,339)	(11,069)	(2,948)	(3,452)	–	(40,808)
Statutory insurance fund contribution	(787)	(367)	(99)	–	–	(1,253)
Other expenses	(8,961)	(1,307)	(270)	(8,063)	3,134	(15,467)
Including: inter-segment expenses	(2,929)	(196)	(9)	–	3,134	–

Segment benefits, claims and expenses	(640,438)	(118,309)	(15,369)	(13,781)	3,134	(784,763)

Net gains on investments of associates and joint ventures	–	–	–	10,328	–	10,328
Including: share of profit of associates and joint ventures	–	–	–	10,328	–	10,328

Segment results	22,771	8,599	1,682	17,443	–	50,495

Income tax						1,917

Net profit						52,412

Attributable to
– Equity holders of the Company						50,921
– Non-controlling interests						1,491

Other comprehensive income attributable to equity holders of the Company	(5,290)	(354)	(16)	1,097	–	(4,563)

Depreciation and amortisation	2,919	1,359	368	641	–	5,287

	As at 31 December 2021
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets

Financial assets	4,001,202	259,618	11,668	223,824	–	4,496,312
Others	9,893	16,044	569	257,953	–	284,459

Segment assets	4,011,095	275,662	12,237	481,777	–	4,780,771

Unallocated Property, plant and equipment						54,398
Others						55,916

Total						4,891,085

Liabilities

Insurance contracts	3,180,931	228,899	10,069	–	–	3,419,899
Investment contracts	296,104	17,490	–	–	–	313,594
Securities sold under agreements to repurchase	217,288	14,536	672	6,950	–	239,446
Others	87,371	5,276	379	22,102	–	115,128

Segment liabilities	3,781,694	266,201	11,120	29,052	–	4,088,067

Unallocated Others						316,360

Total						4,404,427

	For the year ended 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	480,593	115,089	16,583	–	–	612,265
– Term life	2,674	–	–	–	–
– Whole life	73,747	–	–	–	–
– Endowment	109,275	–	–	–	–
– Annuity	294,897	–	–	–	–
Net premiums earned	479,600	109,091	15,975	–	–	604,666
Investment income	140,963	9,202	462	3,870	–	154,497
Net realised gains on financial assets	13,523	877	44	139	–	14,583
Net fair value gains through profit or loss	17,727	1,148	58	2,967	–	21,900
Other income	1,284	75	–	10,492	(2,448)	9,403
Including: inter-segment revenue	–	–	–	2,448	(2,448)	–

Segment revenues	653,097	120,393	16,539	17,468	(2,448)	805,049

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(108,862)	(4,714)	(33)	–	–	(113,609)
Accident and health claims and claim adjustment expenses	–	(44,987)	(7,408)	–	–	(52,395)
Increase in insurance contract liabilities	(382,132)	(32,445)	(220)	–	–	(414,797)
Investment contract benefits	(9,494)	(352)	–	–	–	(9,846)
Policyholder dividends resulting from participation in profits	(28,129)	(150)	–	–	–	(28,279)
Underwriting and policy acquisition costs	(60,841)	(15,921)	(5,315)	(2,284)	–	(84,361)
Finance costs	(2,798)	(183)	(7)	(759)	–	(3,747)
Administrative expenses	(23,360)	(8,677)	(2,649)	(3,020)	–	(37,706)
Statutory insurance fund contribution	(833)	(302)	(94)	–	–	(1,229)
Other expenses	(8,575)	(1,051)	(241)	(4,851)	2,448	(12,270)
Including: inter-segment expenses	(2,292)	(148)	(8)	–	2,448	–

Segment benefits, claims and expenses	(625,024)	(108,782)	(15,967)	(10,914)	2,448	(758,239)

Net gains on investments of associates and joint ventures	–	–	–	7,666	–	7,666
Including: share of profit of associates and joint ventures	–	–	–	8,336	–	8,336

Segment results	28,073	11,611	572	14,220	–	54,476

Income tax						(3,103)

Net profit						51,373

Attributable to
– Equity holders of the Company						50,257
– Non-controlling interests						1,116

Other comprehensive income attributable to equity holders of the Company	23,685	1,534	78	402	–	25,699

Depreciation and amortisation	3,086	1,118	351	607	–	5,162

	As at 31 December 2020
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Assets
Financial assets	3,537,020	222,559	10,964	117,276	–	3,887,819
Others	10,076	14,939	675	239,584	–	265,274

Segment assets	3,547,096	237,498	11,639	356,860	–	4,153,093

Unallocated
Property, plant and equipment						52,747
Others						46,626

Total						4,252,466

Liabilities

Insurance contracts	2,767,642	195,487	10,096	–	–	2,973,225
Investment contracts	271,757	16,455	–	–	–	288,212
Securities sold under agreements to repurchase	109,156	7,070	358	5,665	–	122,249
Others	84,668	6,013	370	23,288	–	114,339

Segment liabilities	3,233,223	225,025	10,824	28,953	–	3,498,025

Unallocated
Others						297,504

Total						3,795,529

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The Group has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”), amendments to IFRSs and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the applicable disclosure requirements of the Hong Kong Companies Ordinance. The Group has prepared the consolidated financial statements under the historical cost convention, except for financial assets and liabilities at fair value through profit or loss, available for sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in compliance with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

New accounting standards and amendments adopted by the Group for the first time for the financial year beginning on 1 January 2021

Standards/Amendments	Content	Effective for annual periods beginning on or after

IFRS 9, IAS 39, IFRS 7,	Interest Rate Benchmark Reform – Phase 2	1 January 2021

IFRS 4 and IFRS 16

Amendments

Amendments to IFRS 16	Covid-19-Related Rent Concessions beyond	1 April 2021
30 June 2021

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments – Interest Rate Benchmark Reform – Phase 2.

In August 2020, the IASB issued IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Amendments Interest Rate Benchmark Reform – Phase 2. The amendments address issues not dealt with in the previous amendments which affect financial reporting when an existing interest rate benchmark is replaced with an alternative benchmark rate. The key reliefs provided by the Phase 2 amendments are as follows:

•

Changes to contractual cash flows. When changing the basis for determining contractual cash flows for financial assets and liabilities (including lease liabilities), the reliefs have the effect that the changes that are required by an interest rate benchmark reform (that is, are necessary as a direct consequence of IBOR reform and are economically equivalent) will not result in an immediate gain or loss in the income statement.

•

Hedge accounting. The hedge accounting reliefs will allow most IAS 39 or IFRS 9 hedge relationships that are directly affected by IBOR reform to continue. However, additional ineffectiveness might need to be recorded.

The amendments are effective for annual periods beginning on or after 1 January 2021 and shall be applied retrospectively, but entities are not required to restate the comparative information.

The Group had certain interest-bearing bank borrowings denominated in US dollars and Euros based on the London Interbank Offered Rate (“LIBOR”) and the Europe Interbank Offered Rate (“EURIBOR”) as at 31 December 2021. If the interest rates of these borrowings are replaced by alternative benchmark rates in a future period, the Group will apply this practical expedient upon the modification of these borrowings when the “economically equivalent” criterion is met and expects that no significant modification gain or loss will arise as a result of applying the amendments to these changes.

IFRS 16 Amendment – Covid-19-Related Rent Concessions beyond 30 June 2021

In May 2020, the IASB issued the amendment to IFRS 16 Leases to provide an optional relief to lessees from applying IFRS 16’s guidance on lease modification accounting for rent concessions arising as a direct consequence of COVID-19. The amendment does not apply to lessors.

In March 2021, the IASB has extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for covid-19-related rent concessions.

The Group has adopted the amendment on 1 April 2021. Because the Group was not provided with a significant amount of rent concessions arising as a direct consequence of COVID-19, the amendment did not have any significant impact on the Group’s consolidated financial statements.

New accounting standards and amendments that are effective for the financial year ended 31 December 2021 but temporary exemption is applied by the Group

Standards/Amendments	Content	Effective for annual periods beginning on or after

IFRS 9	Financial Instruments	1 January 2018

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, bringing together all phases of the financial instruments project to replace IAS 39 and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early adoption permitted. Based on the current assessment, the Group expects that the adoption of IFRS 9 will have a significant impact on the consolidated financial statements. The Group has adopted the temporary exemption permitted in the Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (“IFRS 4 Amendment”) to apply IAS 39 rather than IFRS 9, until the effective date of IFRS 17.

Classification and measurement

IFRS 9 requires that the Group classifies debt instruments based on the combined effect of application of business models (hold to collect contractual cash flows, hold to collect contractual cash flows and sell financial assets or other business models) and contractual cash flow characteristics (solely payments of principal and interest on the principal amount outstanding or not). Debt instruments not giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at fair value through profit or loss. Other debt instruments giving rise to cash flows that are solely payments of principal and interest on the principal amount outstanding would be measured at amortised cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss, based on their respective business models.

Equity instruments would generally be measured at fair value through profit or loss unless the Group elects to measure at FVOCI for certain equity investments not held for trading. This will result in unrealised gains and losses on equity instruments currently classified as available-for-sale securities being recorded in income going forward. Currently, these unrealised gains and losses are recognised in other comprehensive income (“OCI”). If the Group elects to record equity investments at FVOCI, gains and losses would be recognised in retained earnings when the instruments be disposed, except for the received dividends which do not represent a recovery of part of the investment cost.

Impairment

IFRS 9 replaces the “incurred loss” model with the “expected credit loss” model which is designed to include forward-looking information. The Group is in the process of developing and testing the key models required under IFRS 9 and analysing the impact on the expected loss provision; the Group believes that the provision for debt instruments of the Group under the “expected credit loss” model would be larger than that under the previous “incurred loss” model.

Hedge accounting

The Group does not apply the hedge accounting currently, so the Group expects that the new hedge accounting model under IFRS 9 will have no impact on the Group’s consolidated financial statements.

New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning on 1 January 2021

Effective for
annual periods
Standards/Amendments	Content	beginning on or after

Amendments to IFRS 3	Update Reference to the Conceptual Framework	1 January 2022

Amendments to IAS 16	Property, Plant and Equipment:	1 January 2022

Proceeds before intended use

Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling	1 January 2022

a Contract

Annual improvements	Annual Improvements to IFRS Standards	1 January 2022

2018-2020 Cycle

Amendments to IAS 1	Classification of Liabilities as Current or	1 January 2023

Non-current

IFRS 17	Insurance Contracts	1 January 2023

Amendment to IAS 12	Deferred Tax related to Assets and Liabilities	1 January 2023

arising from a Single Transaction

IFRS 10 and IAS 28	Sale or Contribution of Assets between	No mandatory effective

Amendments	an Investor and its Associate or	date yet determined but

	Joint Venture	available for adoption

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 17 – Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure, which replaces IFRS 4 Insurance Contracts.

In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies for measurement purposes, IFRS 17 provides a comprehensive model (the general model) for insurance contracts, supplemented by the variable fee approach for contracts with direct participation features and the premium allocation approach mainly for short-duration which typically applies to certain non-life insurance contracts.

The main features of the new accounting model for insurance contracts are as follows:

•	The fulfilment cash flows including the expected present value of future cash flows and explicit risk adjustment, remeasured every reporting period;

•	A contractual service margin represents the unearned profitability of the insurance contracts and is recognised in profit or loss over the coverage period;

•	Certain changes in the expected present value of future cash flows are adjusted against the contractual service margin and thereby recognised in profit or loss over the remaining coverage period;

•	The effect of changes in discount rates will be reported in either profit or loss or OCI, determined by an accounting policy choice;

•	The recognition of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of services provided during the period;

•

Amounts that the policyholder will always receive, regardless of whether an insured event happens (non-distinct investment components) are not presented in the statement of comprehensive income, but are recognised directly in the statement of financial position;

•	Insurance services results are presented separately from the insurance finance income or expense;

•	Extensive disclosures to provide information on the recognised amounts from insurance contracts and the nature and extent of risks arising from these contracts.

In June 2020, the IASB issued the amendments to IFRS 17 which include a deferral of the effective date of IFRS 17 to annual reporting periods beginning on or after 1 January 2023. Insurers qualifying for the deferral of IFRS 9 can apply both IFRS 17 and IFRS 9 for the first time to annual reporting periods beginning on or after 1 January 2023. In December 2021, the IASB issued the amendment to IFRS 17, which permit entities that first apply IFRS 17 and IFRS 9 at the same time to present comparative information about a financial asset as if the classification and measurement requirements of IFRS 9 had been applied to that financial asset before. The Group is currently assessing the impact of the implementation of the standard.

Except for IFRS 17, there are no other new accounting standards, amendments or IFRIC interpretations that are not yet effective but would be expected to have a significant impact on the financial position and performance of the Group.

EMBEDDED VALUE

ASSUMPTIONS

Economic assumptions: The calculations are based upon assumed corporate tax rate of 25% for all years. The investment return is assumed to be 5% per annum. 17% grading to 21% (remaining level thereafter) of the investment return is assumed to be exempt from income tax. The investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 10% per annum.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2021, the value of one year’s sales for the 12 months ended 31 December 2021, and the corresponding results as at 31 December 2020 are shown below:

Components of Embedded Value and Value of One Year’s Sales

	31 December	RMB million 31 December
ITEM	2021	2020

A Adjusted Net Worth	674,317	568,587
B Value of In-Force Business before Cost of Required Capital	593,137	565,797
C Cost of Required Capital	(64,446)	(62,244)
D Value of In-Force Business after Cost of Required Capital (B + C)	528,691	503,553
E Embedded Value (A + D)	1,203,008	1,072,140

F Value of One Year’s Sales before Cost of Required Capital	50,474	64,354
G Cost of Required Capital	(5,693)	(5,981)
H Value of One Year’s Sales after Cost of Required Capital (F + G)	44,780	58,373
Including: Value of One Year’s Sales of Individual Agent Business Sector	42,945	57,669

Note:  Numbers may not be additive due to rounding.

SUMMARY OF RESULTS (continued)

The new business margin of one year’s sales of individual agent business sector for the 12 months ended 31 December 2021 is shown below:

New Business Margin of One Year’s Sales of Individual Agent Business Sector

	31 December 2021	31 December 2020
By First Year Premium	41.6%	47.9%
By Annual Premium Equivalent	42.2%	48.1%

Note:

First Year Premium is the written premium used for calculation of the value of one year’s sales and Annual Premium Equivalent is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Analysis of Embedded Value Movement in 2021

RMB million

ITEM

A Embedded Value at the Start of Year	1,072,140
B Expected Return on Embedded Value	84,962
C Value of New Business in the Period	44,780
D Operating Experience Variance	(6,392)
E Investment Experience Variance	(2,711)
F Methodology, Model and Assumption Changes	(7,614)
G Market Value and Other Adjustments	38,575
H Exchange Gains or Losses	(173)
I Shareholder Dividend Distribution and Capital Changes	(18,089)
J Others	(2,471)
K Embedded Value as at 31 December 2021 (sum A through J)	1,203,008

Notes:	1.	Numbers may not be additive due to rounding.

	2.	Items B through J are explained below:

		B	Reflects expected impact of covered business, and the expected return on investments supporting the 2021 opening net worth.

		C	Value of one year’s sales for the 12 months ended 31 December 2021.

		D	Reflects the difference between actual operating experience in 2021 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

		E	Compares actual with expected investment returns during 2021.

		F	Reflects the effects of appraisal methodology and model enhancement, and assumption changes.

		G	Change in the market value adjustment from the beginning of year 2021 to 31 December 2021 and other adjustments.

		H	Reflects the gains or losses due to changes in exchange rate.

		I	Reflects dividends distributed to shareholders during 2021.

		J	Other miscellaneous items.

SENSITIVITY RESULTS

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Sensitivity Results

		RMB million

	Value of In-Force Business after Cost of Required Capital	Value of One year’s Sales after Cost of Required Capital

Base case scenario	528,691	44,780
1. Risk discount rate +50bps	504,849	42,688
2. Risk discount rate -50bps	554,272	47,042
3. Investment return +50bps	630,761	53,202
4. Investment return -50bps	427,018	36,362
5. 10% increase in expenses	522,276	41,566
6. 10% decrease in expenses	535,107	47,995
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	525,259	43,970
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	532,101	45,594
9. 10% increase in lapse rates	528,559	43,925
10. 10% decrease in lapse rates	528,752	45,661
11. 10% increase in morbidity rates	520,500	42,717
12. 10% decrease in morbidity rates	537,058	46,853
13. Using 2020 EV appraisal assumptions	527,279	44,273
14. Allowing for diversification in calculation of VIF	574,225	–

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and has complied with all code provisions of the Corporate Governance Code during the Reporting Period.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Saturday, 28 May 2022 to Wednesday, 29 June 2022 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 27 May 2022.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.65 per share (inclusive of tax), amounting to a total of approximately RMB18,372 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Wednesday, 29 June 2022. If approved, the final dividend is expected to be paid on Thursday, 25 August 2022 to the H Share shareholders whose names appear on the H Share register of members of the Company on Wednesday, 13 July 2022.

The H Share register of members of the Company will be closed from Friday, 8 July 2022 to Wednesday, 13 July 2022 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, 7 July 2022.

According to the Enterprise Income Tax Law of the People’s Republic of China (《 中華人民共和國企 業所得稅法》) and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2021 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of People’s Republic of China (《中華人民共和國個人 所得稅法》) and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2021 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the A Shareholders, it is expected that the Company will complete the distribution of the 2021 final dividend by Thursday, 14 July 2022. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2021 final dividend to its A Share shareholders.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the Company’s A Share shareholders.

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the H Share shareholders of the Company. If approved at the Annual General Meeting, the final dividend is expected to be paid on Tuesday, 30 August 2022 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81) (《 關於滬港股票市場交易互聯互通機制試點有關 稅收政策的通知》（財稅 [2014]81 號）) promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127) (《 關於深港股票市場交易互聯互 通機制試點有關稅收政策的通知》（財稅 [2016]127號）) promulgated on 5 December 2016, the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78) (《 財 政部 稅務總局 證監會關於繼續執行滬港股票市場交易互聯 互通機制有關個人所得稅政策的通知》（財稅[2017]78 號）) promulgated on 17 November 2017 and the Announcement on the Continued Implementation of the Individual Income Tax Policies on the Inter-connected Mechanisms for Trading on the Shanghai and Hong Kong Stock Markets and for Trading on the Shenzhen and Hong Kong Stock Markets and on the Mutual Recognition of Funds between the Mainland and Hong Kong (Announcement No. 93 [2019] of the Ministry of Finance, the State Taxation Administration and the China Securities Regulatory Commission) (《 關於繼續執行滬港、深港股票市 場交易互聯互通機制和內地與香港基金互認有關個人所得稅政策的公告》（財政部 稅務總局 證監會公告2019 年第93 號）) promulgated on 5 December 2019:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

REVIEW OF ANNUAL RESULTS

The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2021. The 2021 consolidated financial statements of the Company prepared in accordance with the International Financial Reporting Standards have been audited by PricewaterhouseCoopers based on the International Standards on Auditing and PricewaterhouseCoopers has issued standard unqualified opinions on the 2021 consolidated financial statements.

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews’ website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Heng Victor Ja Wei
Company Secretary

Beijing, China

24 March 2022